TRINIDAD

ENERGY SERVICES INCOME TRUST

082-34867

07024532

June 13, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated June 13, 2007. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

PROCESSED
JUN 21 2007

E. Tara Wood
Executive Assistant

dlw 6/20

TRINIDAD
ENERGY SERVICES INCOME TRUST

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: June 12, 2007

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES ACQUISITION OF THE ASSETS OF AXXIS DRILLING AND CONCURRENT $325 MILLION CONVERTIBLE DEBENTURE BOUGHT DEAL FINANCING

CALGARY, ALBERTA – Trinidad Energy Services Income Trust (the "Trust") is pleased to announce the following:

Acquisition of Axxis Drilling Assets

The Trust, through an indirect, wholly owned subsidiary ("Trinidad AcquisitionCo") has entered into an exclusive asset purchase agreement to acquire certain assets of Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis"), pursuant to which Trinidad AcquisitionCo will acquire four land based drilling rigs and one barge drilling rig, together with related inventory, crewboats and spare parts (the "Axxis Acquisition"). The acquired assets are operated by Axxis in the United States under the name "Axxis Drilling". In addition to these fully operational drilling rigs, Trinidad AcquisitionCo will assume the remaining construction commitments of a second barge drilling rig currently under construction, and will reimburse Axxis for construction costs undertaken to the date of closing. The purchase price for the Axxis Acquisition is $139,000,000 USD (approximately $147,300,000 CDN) plus total estimated construction commitments of $26,000,000 USD (approximately $27,500,000 CDN). Trinidad intends to retain senior management and all employees of Axxis following the Axxis Acquisition. On closing, senior management of Axxis will enter into standard employment and non-compete agreements with Trinidad AcquisitionCo pursuant to which they will agree to not compete for a period of three years.

The purchase price of $139,000,000 USD represents a purchase multiple of approximately 4.7 times EV/EBITDA based on normalized historical EBITDA. The Axxis Acquisition is anticipated to be accretive to the Trust given that the Trust's trust units are currently trading at an enterprise value to consensus EBITDA of multiple of 6.9x 2007 EBITDA. The Axxis Acquisition will be financed with approximately $145,300,000 CDN of cash and approximately $29,500,000 CDN of convertible debentures of the Trust to be issued to Axxis on the same terms as the Financing (as described below). Closing of the Acquisition and the Financing are conditional upon the satisfaction of various conditions typical to transactions of this nature,

including the concurrent closing of the Axxis Acquisition and the Financing and the receipt of all required regulatory approvals.

Bought Deal Financing

In connection with the Axxis Acquisition, Trinidad has entered into an agreement (the "Financing") with a syndicate of underwriters co-led by TD Securities Inc. and Raymond James Ltd., and including BMO Capital Markets, Canaccord Adams, RBC Capital Markets, Scotia Capital Inc, CIBC World Markets Inc., Blackmont Capital Inc., Wellington West Capital Markets Inc., and Haywood Securities Inc. (collectively, the "Underwriters"), to sell, on a bought deal basis, $325,000,000 aggregate principal amount of 7.75% convertible unsecured subordinated debentures ("Debentures"). The net proceeds of the Financing will be used to fund the cash portion of the purchase price of the Axxis Acquisition, to repay outstanding debt of the Trust and its affiliates and for general working capital purposes.

The Debentures will have a face value of $1,000 per Debenture, a coupon of 7.75%, a maturity date of July 31, 2012, and will be convertible at any time prior to maturity or the date fixed for redemption at the option of the holder, into trust units of Trinidad at a price of $19.30 per trust unit. The Debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment to be made on December 31, 2007. Closing of the Debenture Offering is expected to occur on or about July 5th, 2007 and will be conditional on the contemporaneous closing of the Axxis Acquisition.

Additional Acquisition Information

The Axxis Acquisition is anticipated to:

- be immediately accretive on an operating cash flow per trust unit basis;
- provide increased business opportunities in the United States, while lowering the risk associated with Trinidad's current United States expansion;
- provide product and geographical diversity through the addition of the barge rigs into Trinidad's current rig fleet;
- add key management to Trinidad's team with extensive international experience in both the land rig and barge rig markets;
- provide Trinidad with an entry into the barge rig market in the United States with significant opportunities to grow in other jurisdictions;
- expand Trinidad's customer base to operators working in the inland and the shallow waters of the Gulf of Mexico; and
- further reduce the seasonal nature of Trinidad's cash flows from Canadian operations.

Utilization and Contract Information

- All of the land rigs being acquired from Axxis are on take-or-pay contracts until the end of December, 2008.
- The barge rig is currently under contract until June of 2008.
- As a result of these contracts and the quality of the operations, the Axxis rigs have achieved 100% utilization rate since January of 2004.

Rig Information

- The land rigs being acquired are state-of-the-art and were constructed in 2006 and 2007.
- The land rigs are 1300 horsepower with depth ratings from 13,000 ft to 15,000 ft.
- The barge rig is less than 5 years old and is depth rated to 25,000 ft and 2,000 horsepower. The new barge rig presently being constructed is anticipated to be put into service in January 2008 and will be a 3,000 horsepower complete AC package.
- Trinidad AcquisitionCo will manage three additional barge rigs which are owned by an independent third party for a daily fee.

Trinidad's management is excited about having the Axxis employees join Trinidad and is looking forward to making the transition for each employee as easy and as effortless as possible.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 106 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 21 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The Convertible Debentures offered and the trust units issuable upon the conversion of the Debentures will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States of to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
At 403.265.6525
Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the completion of the Axxis Acquisition and the benefits to be achieved by Trinidad thereby; (ii) the completion of the Financing; (iii) the timing for completion and cost of the barge drilling rig under construction; (iv) other expectations, beliefs, plans, goals, objectives, assumptions,

information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements contained in this news release reflect several material factors, expectations and assumptions including, without limitation: (i) demand for Trinidad's and Axxis Drilling's services by oil and gas exploration and production companies; (ii) capital expenditure programs and other expenditures by oil and gas exploration and production companies; (iii) commodity prices, foreign currency exchange rates and interest rates; (iv) supply and demand for commodities; (v) expectations regarding the Trust's ability to raise capital; (vi) schedules and timing of certain projects and Trinidad's strategy for growth; (vii) Trinidad's future operating and financial results; (viii) treatment under governmental regulatory regimes and tax, environmental and other laws; (ix) the timing of the delivery of the barge drilling rig under construction; and (x) the ability to attract and retain qualified crews to crew Trinidad's and Axxis Drilling's drilling rigs.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

The Trust cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and the Trust assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

END